Exhibit 99.1

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows (“MD&A”) of Entrée Gold Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is May 6, 2010. The annual financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in the Company’s capital stock.

As used in this MD&A, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and the Company’s wholly-owned subsidiaries, unless otherwise indicated. Entrée’s principal wholly-owned subsidiary companies are:

•	Entrée LLC, a Mongolian limited liability company,
•	Entrée Resources LLC, a Mongolian limited liability company,
•	Entrée U.S. Holdings Inc., a British Columbia corporation;
•	Entrée Gold (US) Inc., an Arizona corporation,
•	Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China; and,
•	Entrée Australia Pty Ltd., an Australian corporation.

This MD&A contains forward-looking statements.  These statements relate to future events or future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause the Company’s or the mining industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not intend to update such forward-looking statements, except as required by law.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, the United States, China, and Canada.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

MONGOLIA

In Mongolia, the Company holds two mining licences and one mineral exploration licences granted by the Mineral Resources Authority of Mongolia through wholly-owned subsidiary companies. The two mining licences (Shivee Tolgoi and Javhlant) have been registered in the name of our Mongolian subsidiary Entrée LLC.  Entree’s Togoot exploration licence is contiguous to the Shivee Tolgoi licence and is registered in the name of Entrée Resources LLC. The exploration licence had an expiry date of March 30, 2010 but is still valid pending completion of the mining licence application process.  Entrée is actively working to complete conversion of a significant portion of the Togoot exploration licence to a mining licence.The Shivee Tolgoi and Javhlant mining licences and the Togoot licence comprise the Lookout Hill property

Limited work on the Company’s Manlai property was completed in 2009 and the Manlai exploration licence was returned to the Mongolian government in January 2010.

The Lookout Hill Property

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC (a subsidiary of Ivanhoe Mines Ltd. formerly known as Ivanhoe Mines Mongolia Inc. XXK), (collectively, “Ivanhoe Mines”) The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139,726 hectares and includes the western portion of Shivee Tolgoi (“Shivee West”) and all of Togoot. Shivee West is 100% owned by Entrée and subject to a first right of refusal by Ivanhoe Mines. The total area of Togoot is subject to completion of the mining licence application process.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The illustration below depicts the different areas of Lookout Hill:

Entree-Ivanhoe Joint Venture

An important development in the Company’s history began in October 2004 when Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines, title holder of the Oyu Tolgoi copper-gold project.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property, as illustrated in the map above.  The Earn-In Agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (“Entrée-Ivanhoe Project Property”).  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Entrée-Ivanhoe Project Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Entrée-Ivanhoe Project Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture.  By expending over US$35 million in exploration and development, Ivanhoe Mines earned an 80% interest in minerals deeper than 560 metres extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Under the terms of the Entrée-Ivanhoe Joint Venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

The Entrée-Ivanhoe Project Property is now known as the Joint Venture Property.  As of March 31, 2010, the Entrée-Ivanhoe Joint Venture had expended approximately $2.7 million on the Joint Venture Property. Ivanhoe Mines has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée’s Board of Directors, a pre-emptive right to enable them to preserve their ownership percentage in the Company, and an obligation to vote their shares as Entrée’s Board of Directors directs on certain matters, expired with the formation of the joint venture.  Ivanhoe Mines’ right of first refusal to the remainder of Lookout Hill is maintained with the formation of the joint venture.

Investment Agreement

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian government, Ivanhoe Mines and Rio Tinto to conclude the negotiations necessary to finalise the long awaited investment agreement (“Investment Agreement”).

On 6 October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed the Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée. Conditions precedent, which were incorporated into the Investment Agreement, were satisfied within six months of the signing date on March 31, 2010.

The Investment Agreement specifies that Ivanhoe Mines' Oyu Tolgoi licences and its interest in the Entrée-Ivanhoe Joint Venture Property, as specified in the contract area, will be held by Oyu Tolgoi LLC, a Mongolian subsidiary company owned 34% by the Mongolian government and 66% by Ivanhoe Mines.

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

At March 31, 2010, Ivanhoe Mines owned approximately 14.2% of Entrée’s issued and outstanding shares.

At March 31, 2010, Rio Tinto owned approximately 15.3% of Entrée’s issued and outstanding shares.

Investment by Rio Tinto in Ivanhoe Mines

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines.  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project the “Oyu Tolgoi Project”).  An initial tranche of $303 million was invested to acquire 9.95% of Ivanhoe Mines’ shares.  It was further announced in September 2007, that Rio Tinto would provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia. The total investment including open market transactions allows Rio Tinto to acquire up to 46.65% of Ivanhoe Mines. However, unless restrictions under the agreement are waived, Rio Tinto shall not exceed an aggregate holding of 40% of the issued share capital of Ivanhoe for a period of five years following the closing of the first private placement in October 2006.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Rio Tinto announced in October 2009 that it had notified Ivanhoe Mines that it intended to complete the Tranche 2 private placement financing (as defined within the agreement from October 2006).  With the completion of this financing, which totalled US$388 million, on October 29, 2009, Rio Tinto increased its equity ownership in Ivanhoe Mines to 19.7%.  In February 2010, Ivanhoe Mines announced that Rio Tinto, through subsidiaries, had agreed to invest a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex.  The investment in February increased Rio Tinto’s ownership, through its subsidiaries, to 22.4% of Ivanhoe Mines outstanding common shares.

UNITED STATES

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to explore for and develop porphyry copper targets in the Yerington porphyry copper district of western Nevada. Under the terms of the agreement, Entrée may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  Entrée may exercise a first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  If results from the initial exploration program are encouraging, the Company may elect to increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares within 3 years.  Entrée has committed to carry HoneyBadger through the completion of 10,000 metres of drilling.

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”), a private exploration company and wholly-owned division of Eurasian Minerals Inc., based in Arizona, to explore for and develop porphyry copper targets in the Yerington district of western Nevada.  Bronco Creek has assembled a land package of 214 claims covering over 1,760 hectares (4,350 acres) known as the Roulette Property.  The Roulette Property adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement with Bronco Creek, Entrée may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is $300,000, along with cash payments totaling $90,000 and issuance of 72,500 shares.

In August 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  The Company has achieved exploration success with the discovery of porphyry copper-gold mineralization near Lordsburg, New Mexico in an area previously known only for vein-style gold mineralization.

In January 2008, the Company entered into an additional agreement with Empirical to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

CHINA

In November 2007, the Company entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire a 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

CANADA

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property, an early-stage copper-molybdenum target.  The property is located approximately 120 kilometres west-southwest of Prince George, British Columbia and about 50 kilometres southeast of Thompson Creek’s Endako Mine. Entrée may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

POTENTIAL ACQUISITION

On November 29, 2009, the Company announced it had entered into a Scheme Implementation Agreement with PacMag Metals Limited (“PacMag”) to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag (see news release dated November 29, 2009).  PacMag holds the rights to a sizeable tract of land that is contiguous with the Blackjack and Roulette properties (under option from HoneyBadger and Bronco Creek respectively) and hosts the Ann Mason copper-molybdenum deposit.  PacMag controls a portfolio of several other copper, gold, and uranium projects in the U.S. and Australia.  The Schemes of Arrangement must be approved by PacMag shareholders and optionholders. The Company is currently assisting PacMag in preparing the materials required to call the meetings of PacMag shareholders and optionholders at which approval of the Schemes of Arrangement will be sought.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiaries, Entrée LLC and Entrée Resources LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entrée leases an office in Beijing for the purposes of managing operations in China.  Support for the recently optioned property in British Columbia is coordinated through the office in Vancouver.

Entrée is in sound financial condition and well positioned to build upon the value of the Company, both in terms of the joint venture with Ivanhoe Mines and promising prospects elsewhere. As part of the Company’s ongoing strategy, management is also actively seeking quality acquisitions to complement the Company’s existing portfolio.  The Company’s most recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia, as well as the Scheme Implementation Agreement with PacMag.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Depreciation	$39,425	$37,145
General and administrative	845,206	614,430
Interest income	(61,419)	(221,680)
Stockholder communications and investor relations	181,977	129,277
Mineral property interests	1,108,364	1,855,326
Fair value adjustment to asset backed commercial paper	-	-
Loss from equity investee	42,611	-
Stock-based compensation	-	1,301,221
Net loss	$2,156,164	$3,715,719

Mineral properties expenditures are summarized as follows:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Lookout Hill	$570,839	$1,251,985
Empirical	16,517	28,478
Bisbee	107,614	72,439
Lordsburg	50,669	484,511
HBE - Blackjack	50,946	-
BCE - Roulette	16,197	-
Huaixi	185,824	147,018
Other	109,758	31,166
Total costs	1,108,364	2,015,597
Less stock-based compensation	-	(160,271)
Total expenditures, cash	$1,108,364	$1,855,326

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

A)	EXPLORATION

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Mineral Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.

Entree Gold - Ivanhoe Mines Joint Venture

Ivanhoe Mines commenced an aggressive exploration program on the Project Property in 2004 under the terms of the Earn-In Agreement.  This program was designed to determine if the Oyu Tolgoi mineralized system continued onto Entrée’s Lookout Hill ground, within the Entrée-Ivanhoe Project Property area.  Ivanhoe Mines spent $35 million to earn an 80% interest in a joint venture with Entrée and since June 2008 the Entrée-Ivanhoe Joint Venture has spent a further $2.5 million on the Entrée Ivanhoe Joint Venture Property up to December 31, 2009. To date, Ivanhoe Mines has outlined two copper-gold deposits on the Entrée-Ivanhoe Joint Venture Property: the Hugo North Extension, which contains indicated and inferred resource estimates and the Heruga Deposit, which contains an inferred resource estimate.

The discovery of high grade mineralization on joint venture ground to the north (Hugo North Extension) announced in May 2005 attracted the attention of Rio Tinto, which subsequently took part in a private placement in the Company and became the largest shareholder.  Rio Tinto is also a large shareholder in Ivanhoe Mines.

The Investment Agreement took full effect on March 31, 2010 after the conditions precedent were satisfied.  It is now expected that  Ivanhoe Mines will soon issue an updated mine plan to expand upon the original plan issued in 2005 and further clarify the next phases of development and eventual mining that is anticipated to begin in 2013.  Current reserves and resources associated with the Oyu Tolgoi deposits may support open-pit and underground mining for approximately 60 years and potential exists to expand the available resources, particularly on Lookout Hill which includes the Joint Venture Property.

Hugo North Extension

In February 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of the Entrée-Ivanhoe Project Property. The resource estimate was the result of a work program that defined a 625-metre extension to the Hugo North Deposit onto Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Hugo North Extension Inferred Resource, at a 0.6% copper equivalent cut-off, was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 g/t gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. The Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Venture Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000

Inferred	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Joint Venture Property in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a high priority exploration target.

Heruga Deposit

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Joint Venture Property has now been documented through drill testing and discovery of the Heruga Deposit by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008). This marks a new style of gold-copper-molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  Drill results demonstrate that the Heruga discovery extends for a strike length of at least 2,200 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3-kilometre long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast towards the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga was estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade.  Based on these figures, the Heruga deposit is estimated to contain at least 8 billion pounds of copper and 13.4 million ounces of gold.

Nine additional holes have been drilled on the joint venture property since the first resource estimate was prepared.  An updated resources estimate was announced on March 31, 2010. These holes have confirmed the extension of Heruga mineralization northwards and across the Entrée-Ivanhoe Mines property boundary and to the south. Heruga is now estimated to contain an Inferred Resource of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 141 ppm molybdenum for a copper equivalent grade of 0.87%, using a 0.60% copper equivalent cut-off grade, see Table 2 below.  Based on these figures, Heruga is estimated to contain 9.6 billion pounds of copper and 14 million ounces of gold (see Entrée news releases of March 31, 2010.)

Over 58,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for a strike length of over 2.2 kilometres north-south with the vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The southern-most shallowest portion of this mineralized system starts at a vertical depth of approximately 500 metres below surface.  Results from these additional holes have been incorporated into an updated resource calculation, as per Table 2 below:

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Table 2:                 Heruga Inferred Mineral Resource on the Joint Venture Property

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
*Copper Equivalent (CuEq) estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98) + (Mo*0.01586))/29.76.  The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

Identified deposits now occur over 20 kilometres along the structural trend hosting the Oyu Tolgoi, Hugo North Extension and Heruga deposits. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

Ivanhoe Mines has recently re-surveyed portions of the Hugo North Extension and Heruga deposits, using proprietary, very deep penetrating Zeus induced polarization technology.

i.	Lookout Hill (100% Entrée)

Since 2008, three coal targets have been discovered on Entrée’s 100% owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.

By the end of May 2009, over 15,000 metres of drilling had been completed on Entrée’s coal targets.Nomkhon Bohr lies adjacent to the northern boundary of the licence.  Coal seams have been traced over a strike length of approximately 1,200 metres by trenching and drilling. The Coking Flats and Khar Suul targets to the southwest and west-southwest respectively of Nomkhon Bohr are at an earlier stage of exploration.

Nomkhon Bohr coal is mostly medium volatile bituminous, high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metre to 4.5 metres.  The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands.  The regional geology has similarities to the large Tavaan Tolgoi coal deposits to the northwest.

The Nomkhon Bohr area has been divided into east and west zones. Up to four near-continuous seams were intersected in the west.  These continue to the east where they become thicker.  The seams are predictable from hole to hole and section to section with some fault offset of the seams.  Coal in the eastern half generally has lower ash content.

The 2008 and 2009 drill results were used by a Mongolian consulting group to prepare a resource calculation to be registered, in support of an application for conversion of all or part of the exploration licence to a mining licence.  The mining licence application has been made and is awaiting final approval by the Minerals Council.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The western portion of the Shivee Tolgoi licence is 100% owned by Entrée and the entire licence was converted to a mining licence in late 2009.  This area remains prospective for copper, gold and molybdenum.  Entree has budgeted approximately $4.0 million for first phase 2010 exploration on Shivee West. The program includes detailed geophysics and approximately 5,000 metres of drilling to test deep geophysical targets and soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs.

For the three months ended March 31, 2010, Lookout Hill expenses were $570,839 compared to $1,251,985 during the three months ended March 31, 2009 as set out above. The higher expenses in 2009 resulted from an earlier start to the field season compared to 2010.

ii.	Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

Entrée has exploration rights to approximately 24,600 acres (9,995 ha) southeast of Safford, Arizona and extending into southwest New Mexico. Geophysical (IP and AMT), geochemical and geological surveys have been completed on the Gold Hill and Duncan porphyry copper targets in Arizona and New Mexico.

Drilling of the Duncan and Gold Hill properties in 2009 did not result in the discovery of porphyry style mineralization or alteration; as such these projects are in the process of being terminated.

The 2007 Empirical agreement was amended in August, 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg, New Mexico.  Work on the Oak Grove property is in the preliminary stages with no results currently available for release.

For the three months ended March 31, 2010, Empirical expenses were $16,517 compared to $28,478 during the three months ended March 31, 2009 as set out above.

iii.	Lordsburg

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008 to test for buried porphyry-style mineralisation. Based on results from these surveys, four widely spaced diamond drill holes totalling 2,563 metres (8,405 feet) were completed to test the principal targets. Hole EGL-08-002 intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralisation up to 0.33% copper and 0.26 g/t gold. Complete results for EG-L-08-002 are listed in a news release dated 15 January 2009. No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Six additional drill holes were completed in 2009 and continued to successfully expand the mineralised zone. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG-L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres. Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

Entrée is currently applying for additional drill permits for the 2010 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

For the three months ended March 31, 2010, Lordsburg expenses were $50,669 compared to $484,511 during the three months ended March 31, 2009 as set out above. There is currently no significant work being completed at Lordsburg. However, the Company has applied for additional drill permits which could allow for a drill program later in the year.

iv.	Empirical Discovery Agreement 2008 (Bisbee)

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area north of Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate possible buried porphyry copper targets.  The recently-acquired property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Land acquisition and reconnaissance exploration were conducted during the first half of 2008. In February 2009, an approximately 9 line-km test AMT survey budgeted at $43,000 was completed over the target areas.  The survey resulted in better definition of the target areas.  Approximately $0.61 million has been approved for detailed geophysics and drill testing of buried porphyry copper targets in 2010.  The planned geophysical program has been completed and drill testing is expected to commence once environmental permitting is complete.

For the three months ended March 31, 2010, Bisbee expenses were $107,614 compared to $72,439 during the three months ended March 31, 2009 as set out above.

v.	Yerington Properties (Blackjack and Roulette)

Work on the Yerington Properties, Blackjack and Roulette, is still in preliminary stages.  An extensive soil geochemical and geological program has recently been completed over much of the Blackjack copper-molybdenum property, which was recently optioned from HoneyBadger.  A $1.1 million geophysics (Induced Polarization - “IP”) and drilling program has been approved for the Blackjack property.  On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.  Up to four drill holes totalling approximately 2,700 m are proposed.

The proposed geophysical (induced polarization) program was completed in late April and results are still being compiled and interpreted. Drilling is expected to commence once environmental permitting is complete.

For the three months ended March 31, 2010, Blackjack expenses were $50,946 compared to Nil during the three months ended March 31, 2009 as set out above.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Limited work has been completed to date on the Roulette property. For the three months ended March 31, 2010, Roulette expenses were $16,197 compared to Nil during the three months ended March 31, 2009 as set out above.

vi.	Crystal Property

A short prospecting and sampling program was completed in October 2009 however, work was restricted due to very limited outcrop and adverse weather conditions.

A $0.39 million geophysical, geochemical and drilling program has been approved for the Crystal copper-molybdenum project in central British Columbia. An airborne EM and magnetic survey has been contracted to Aeroquest Surveys and is expected to be completed by mid-May.

vii.	Huaixi

In November, 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps at www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project. The first year commitment under the agreement has been completed.

The licences cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer potential for the occurrence of buried copper-gold deposits. The geology of the Huaixi area is similar to that of high-level alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

Entrée’s exploration to date has been successful in outlining a 7-kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through soil and stream sediment sampling in 2008.  This trend was tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys during May and June 2009.A six-hole, 2,660 metre drill program to test geochemical and geophysical anomalies commenced early in November 2009 and was completed in January 2010.  Base metal mineralization was intersected in two of the six holes and defines a broad 200 metre wide, probable northwest-trending zone with variable Cu-Pb-Zn±Ag±Au mineralization within altered felsic volcanic rocks.  Best results in HX-09-005 include:  7 metres averaging 0.15% Cu and 5.6 g/t Ag including 1 metre of 0.12% Cu, 33.9 g/t Ag and 0.42 g/t Au and best results in HX-09-003 include:  1 metre of 0.40% Cu, 19g/t Ag and 0.05 g/t Au and 0.01% Cu, 3.5 g/t Ag, 0.01 g/t Au and 0.21 Pb±Zn.  Other drill holes intersected scatter porphyry style copper mineralization with weak metal values.

For the three months ended March 31, 2010, Huaixi expenses were $185,824 compared to $147,018 during the three months ended March 31, 2009 as set out above. The increase in 2010 is due to a drilling program.

B)	GENERAL AND ADMINISTRATIVE

For the three months ended March 31, 2010, general and administrative expense before stock-based compensation was $845,206 compared to $614,430 during the three months ended March 31, 2009 as set out above.  The increase in 2010 was due to the addition of new financial personnel, salary increases for existing personnel and increased legal fees compared to 2009.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

C)	STOCK-BASED COMPENSATION

For the three months ended March 31, 2010, stock-based compensation expense was Nil compared to $1,301,221 during the three months ended March 31, 2009 as set out above. There were no stock options granted during the three months ended March 31, 2010, compared to 1,780,000 options that were granted with a fair value of $1,250,242 during the three months ended March 31, 2009.

D)	STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended March 31, 2010, stockholder communications and investor relations expense before stock-based compensation was $181,977 compared to $129,277 during the three months ended March 31, 2009 as set out above. This increase was due to higher advertising and conference expenses.

E)	INTEREST INCOME

For the three months ended March 31, 2010, interest income was $61,419 compared to $221,680 during the three months ended March 31, 2009 as set out above.  The Company earns income on its cash and cash equivalents.  The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

F)	VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,007,068. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by a number of factors.  The largest impact on price was due to the continued improvement in general corporate credit market conditions over the quarter. In total, all of the bond cohorts shown experienced a decline in yield from the beginning of the quarter to the end.  The decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded. Accordingly, the Required Yields on the AB Notes has been generally reduced to reflect easing in the credit markets, which in turn increased their value as at March 31, 2010.

The MAV2 Pooled Notes Classes A-1 and A-2 accrue interest at a rate of 3-month CDOR minus 50 basis points.  In assessing the fair value of the Notes, it has been predicted that they will not pay interest so long as the prevailing market interest rates persist at the currently very low levels.  This assumption was borne out in the payment period ending January 7, 2010, for which no interest was accrued or payable on these Notes.  Based on signals from the Bank of Canada and movements in the interest rate market, we continue to predict that these Notes will not pay interest until mid-2010 or for the next 2 quarterly payment periods.

During 2010, the Company received a principal pay-down on the A-1 Notes in the amount of $6,297.  This payment resulted from a retroactive adjustment of errors made by the Administrator of the MAV Notes in 2009.  The impact on overall valuation of the portfolio was minimal and considered immaterial.

The impact of these positive factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,394,910 as at March 31, 2010 (December 31, 2009 - C$2,267,560).  Accordingly, the Company has recorded an unrealized gain of $121,338 in other comprehensive income (March 31, 2009 - $Nil).

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	Mar 31/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,443,250	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	890,815	826,653	12/20/2016
B	295,974	59,641	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	4,007,068	2,394,910	2,267,560
* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.6 million
   - the total United States dollars fair value of the investment at March 31, 2010 is $2,358,123 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets. However, there can be no assurance that management’s estimate of potential recovery as at March 31, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 6). At March 31, 2010, the Company’s investment in the joint venture was $67,920 (March 31, 2009 - $Nil). The Company’s share of the loss of the joint venture is $42,611 for the three months ended March 31, 2010 (March 31, 2009, - $Nil)

G)	OUTLOOK

Successful negotiation of the Investment Agreement has brought stability to the Oyu Tolgoi project.  Once an updated mine plan (IDP) has been released by Ivanhoe Mines and its strategic partner, Rio Tinto, the Company will have a clearer image of the future exploration, development and production possibilities for the Hugo North Extension and Heruga deposits.  Until this information is made public, however, the Company is limited in its ability to determine the future direction of the joint venture

Shivee Tolgoi and Javhlant exploration licences were converted to mining licences in October, 2009, triggering an immediate licence fee payment of $1.1 million, part of which will be recovered from the joint venture with Ivanhoe Mines.  Additional exploration on the western portion of Shivee Tolgoi is planned in 2010 with a budget of $4 million

Field work has recently started at Lookout Hill on Entrée’s 100%-owned western portion of the Shivee Tolgoi mining licence (“Shivee West”), adjacent to the Oyu Tolgoi mine development project. Previous deep penetrating geophysical work has been re-evaluated over the 2009-2010 winter period. The geophysical re-evaluation will be combined with further geochemical and geological surface work to generate new drill targets within a prospective belt of Devonian rocks.  Approximately 5,000 metres of follow-up drill testing is planned for later in 2010. The expiry date of the Togoot exploration licence was March 30, 2010.  Prior to licence expiry and as required by law, an application for a mining licence was made based on approval and registration of a coal resource by the Minerals Resource Council (which reports to MRAM). [The final steps to register the reserve and complete the licence application procedure are still pending but are expected to be completed shortly.]

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

In July and August 2009, the Company completed six additional drill holes totaling 2,316 metres (7,598 ft) on the Lordsburg copper-gold porphyry project in New Mexico.  Significant copper and gold results were intersected in four of the six holes. Of particular note, a near surface intersection in hole EG-L-09-012 returned potentially economic grades of 0.25% copper and 0.15 g/t gold over 94 metres, including 60 metres averaging 0.31% Cu and 0.21 g/t Au.  Additional surface sampling, completed in August 2009, delineated areas of stronger copper mineralization that have not yet been tested for drilling.  No work is currently planned at Lordsburg or at Oak Grove for the first half of 2010.  Entrée has applied for additional drill permits at Lordsburg which could allow for a drill program later in 2010.

The Blackjack and Roulette projects in Nevada are both early stage exploration prospects.  A $1.1 million geophysics (Induced Polarization - “IP”) and drilling program has been approved for the Blackjack property.  The planned drilling consists of 7 holes totalling approximately 2,800 m that will mainly test soil geochemical and IP targets extending west from PacMag’s Blue Hills target area onto the Blackjack property.  The Blue Hills copper oxide prospect straddles the PacMag and HoneyBadger property boundary immediately to the northwest of Ann Mason. The planned induced polarization survey has recently been completed and results are being processed and compiled. Drilling is expected to commence in the second quarter 2010 as soon as environmental permits are completed.  On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.  Up to four drill holes totalling approximately 2,700 m are proposed.

Drill testing of various targets on the Huaixi project was completed in January 2010.  The six-hole, 2,660 metre program intersected base metal mineralization in two of the six holes and defined a broad 200 metre wide, probable northwest-trending zone with variable Cu-Pb-Zn±Ag±Au mineralization within altered felsic volcanic rocks. Other drill holes intersected scatter porphyry style copper mineralization with weak metal values.  Exploration to date has been successful in outlining a 7-kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  The trend was further defined with magnetic (95 line-kilometres) and IP (32 line-kilometres) geophysical surveys in spring 2009.An additional 1,500 m of drilling to test remaining targets has recently been approved and is expected to start in the second quarter 2010.

For the Crystal project in British Columbia, field crews have completed a preliminary prospecting and geochemical program.  A $0.39 million geophysical, geochemical and drilling program has been approved for 2010 exploration.  An airborne EM and magnetic survey has been contracted to Aeroquest Surveys and is expected to be completed by mid-May.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  Recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S, China and more recently in Canada.  Other jurisdictions may be considered, depending on the merits of the potential asset.  Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

4.	SELECTED QUARTERLY DATA

	Three Months Ended March 31, 2010	Three Months Ended December 31, 2009	Three Months Ended September 30, 2009	Three Months Ended June 30, 2009

Exploration	$1,108,364	$2,406,856	$2,722,656	$2,840,854
General and administrative	1,066,608	3,591,718	888,319	942,685
Loss from operations	(2,174,972)	(5,998,574)	(3,610,975)	(3,783,539)
Interest income	61,419	62,758	33,142	80,161
Loss from equity investee	(42,611)	(103,960)	(43,094)	(22,454)
Net loss	$(2,156,164)	$(6,039,776)	$(3,620,927)	$(3,725,832)

Loss per share, basic and diluted	$(0.02)	$(0.06)	$(0.04)	$(0.04)

	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008	Three Months Ended June 30, 2008

Exploration	$2,015,597	$4,236,000	$2,889,592	$2,112,848
General and administrative	1,921,802	742,828	2,350,113	2,514,253
Loss from operations	(3,937,399)	(4,978,828)	(5,239,705)	(4,627,101)
Interest income	221,680	324,686	443,438	537,010
Loss from equity investee	-	(40,606)	(325,989)	-
Fair value adjustment to asset backed commercial paper	-	-	(844,537)	-
Net loss	$(3,715,719)	$(4,694,748)	$(5,966,793)	$(4,090,091)

Loss per share, basic and diluted	$(0.04)	$(0.05)	$(0.06)	$(0.04)

The 2010 field exploration season did not begin until the end of March resulting in lower explorations cost in the first quarter compared to the prior year. Exploration costs in the second quarter of 2009 were higher than 2008 due to the increased activity in the USA and China.  Exploration costs in the fourth quarter of 2009 decreased compared to the same quarter in 2008 due to a reduced drill program at Lookout Hill. Interest income in 2009 and has decreased compared to 2008 due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

5.	LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at March 31, 2010 was $40,301,421 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the next twelve months. Cash and cash equivalents were $39,326,284 at March 31, 2010. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $30 million.  At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Under the terms of the joint venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $2,337,018 for the three months ended March 31, 2010 (March 31, 2009 - $3,007,835) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the three months ended March 31, 2010 and 2009 and common shares issued as follows:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Three Months Ended March 31, 2009
	Shares	Amount	Shares	Amount

Exercise of stock options	392,968	$609,975	$-	$-
Mineral property interest	30,000	82,391	20,000	22,515
	422,968	$692,366	20,000	$22,515

Investing activities

During the three months ended March 31, 2010, the Company expended $27,694 on equipment, primarily for exploration activities (March 31, 2009 - $29,790).  Other investing activities for the three months ended March 31, 2010 consisted of deferred costs of $432,340 (March 31, 2009 - Nil) relating to the PacMag transaction.

Included in accounts payable for the three months ended March 31, 2010 is $151,965 (March 31, 2009 - Nil) related to the deferred acquisition costs for the PacMag acquisition.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of March 31, 2010 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$101,644	$37,112	$-	$-	$138,756
Total	$101,644	$37,112	$-	$-	$138,756

Outstanding share data

As at March 31, 2010, there were 97,482,314 common shares outstanding.  In addition, there were 10,514,832 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share.  There were no warrants outstanding at March 31, 2010. As at May 6, 2010, there were 97,933,993 common shares outstanding. In addition, there were 10,056,500 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share.

6.	CAPITAL RESOURCES

The Company had no commitments for capital assets at March 31, 2010.

At March 31, 2010, the Company had working capital of $40,301,421 compared to $41,524,730 at March 31, 2009. In addition, the Company had an investment in asset backed commercial paper of $2,358,123 net of all adjustments. Budgeted expenditures for the year ending December 31, 2010 are approximately $8 million for exploration and $5 million for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $30 million.

The Company is committed to make lease payments for the rental of office space totaling $138,756 over the remaining two years of its five year office lease in Vancouver, an annual office lease in Beijing and an annual lease for accommodations in Vancouver.

7.	OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

8.	TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2010 (March 31, 2009 - Nil).

9.	PROPOSED TRANSACTIONS

On November 29, 2009 the Company announced that it had entered into a Scheme Implementation Agreement with PacMag to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.  The aggregate consideration payable by the Company for all of the PacMag shares and options will be approximately 15 million shares and C$6,343,500. Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option Scheme.The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 7 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at March 31, 2010 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.  Based on the fair value estimation, the Company has recorded an unrealized gain of $121,339 (March 31, 2009 - $Nil) for the three months ended March 31, 2010. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

11.	CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2009.

12.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

13.	OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. For a more extensive discussion of such risks and uncertainties, The reader should also refer to the section titled "Risk Factors" contained in the Company’s Annual Information Form dated March 31, 2010 available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Companys’s properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The Company must comply with licence and permitting requirements. The Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009.  These licences now have a term of 30 years, with two potential extensions possible of 20 years each.  The third Lookout Hill licence, Togoot 3136X, was issued on March 30, 2001, and expired in March 2010.Before expiry, the technical team submitted an application to convert a portion of this exploration licence to a mining licence and is awaiting final approval steps. There is no guarantee that the application will be accepted and the licence will be converted.  Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. Once an exploration licence is converted to a mining licence, the fees increase to $15.00 per hectare for base and precious metals and $5.00 per hectare for coal.  The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing, $1,100,000.  Approximately $600,000 of this amount would be subject to the joint venture with Ivanhoe Mines.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2009 and believes its disclosure controls and procedures are effective.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010
(In United States dollars unless stated otherwise)

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011.